Exhibit 99.1

Music Licensing, Inc. (OTC:SONG) Announces Q1 2023 Financial Results

Naples, FL - May 15, 2023 - Music Licensing, Inc. (OTC:SONG) today announced its financial results for the first quarter ended March 31, 2023. The company’s financial results are reported in USD.

Financial Highlights

●	Total Revenues for Q1 2023 were $14,978,841, driven by our core services. This represents robust revenue growth and highlights the strength and scalability of our business model.

●	Net Income for the quarter was $14,958,174, reflecting the operational efficiency of our business and our continued focus on profitability.

●	Total Assets as of March 31, 2023, stood at $14,992,755.

●	Total Liabilities were significantly low, amounting to $104,286, demonstrating the company’s strong financial health.

●	Total Equity increased to $14,888,469 as of March 31, 2023, primarily due to retained earnings of $14,659,102.

Key Metrics & Data Points

●	Earnings Per Share (EPS): The EPS for the quarter was $0.0042, calculated based on the net income of $14,958,174 and the outstanding common shares of 3,537,899,000.

●	Book Value Per Share: The Book Value per share was approximately $0.0042, derived from the total equity of $14,888,469 divided by the outstanding common shares of 3,537,899,000.

●	Cash Flow: The Net Cash provided by operating activities was $61,283, and the Net Cash Increase for the period was $42,179, resulting in a Cash Balance of $43,175 at the end of the period.

Statement from the Management

“We are extremely pleased with our Q1 2023 financial results,” said Jake P. Noch, CEO of Music Licensing, Inc. “Our impressive revenues and robust net income demonstrate our commitment to driving growth and creating shareholder value. Our strong balance sheet and low liabilities position us well for future growth and expansion.”

About Music Licensing, Inc.

Music Licensing, Inc. (OTC: SONG), also known as Pro Music Rights, is the 5th public performance rights organization (PRO) to be formed in the United States. Its licensees include notable companies such as TikTok, iHeart Media, Triller, Napster, 7Digital, Vevo, and many others. Pro Music Rights holds an estimated market share of 7.4% in the United States, representing over 2,500,000 works that feature notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBaggYo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Young Dolph, Trinidad James, Fall Out Boy, and countless others, as well as Artificial Intelligence (A.I.) Created Music.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Contact: investors@ProMusicRights.com

SOURCE: Music Licensing, Inc.